Mail Stop 3561

August 25, 2006

<u>Via U.S. Mail and Facsimile</u>

Walter T. Bromfield
Chief Financial Officer
Maritrans Inc.
Two Harbour Place
302 Knights Run Avenue
Tampa, FL 33602

      RE: Maritrans Inc. (the Company)
                 Form 10-K for the Fiscal Year Ended December 31, 2005
                 File No. 1-09063

Dear Mr. Bromfield:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                    Sincerely,

                    Linda Cvrkel
                    Branch Chief